

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 17, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (714) 940-4920

Win Westfall
Chief Executive Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

> **Re: Willdan Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 11, 2006**
> **File No. 333-136444**

Dear Mr. Westfall:

    We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 23

1. We have read your response to comment 3. Please tell us why the retained earnings amount in the As Adjusted column in your capitalization table has not been classified as additional paid-in capital. Please refer to SAB Topic 4:B.

Financial Statements
Balance Sheet, page F-3

2. We have read your response to comment 4. Please record the redeemable common stock at its redemption value in your balance sheet with a corresponding adjustment to expense. Please refer to SAB Topic 14:E, SFAS 123(R), ASR 268 and EITF Topic D-98.

Note 6 – Book Value Stock Purchase Plan, page F-14

3. We have reviewed your response to comment 5. Please provide us with a comprehensive explanation to the following questions:

    - You took a 20% discount for lack of control and made a 15% synergies adjustment in arriving at the multiple that you used under the merger and acquisition method on Schedule 7 of your valuation report. Please provide us with objective and verifiable evidence that supports these adjustments. Please refer to Todd E. Hardiman's speech on December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

    - Please explain in detail why you used a multiple well below the 25% percentile for the invested capital-to-revenue computation in Schedule 10.

    - Please explain in detail why you used multiples based on the 25% percentile for the invested capital-to-EBITDA and invested capital-to-EBIT multiples in schedules 11 and 12.

    - Since you indicate on page F-16 that during 2005 you had plans to become a public company, we do not understand why this did not result in a decrease in the lack of marketability discount from 27% a lower one, since the probability of an IPO went up substantially. Please explain in greater detail.

4. We have read your response to comment 5. We understand that the price charged for the 953,500 common shares issued from August 2005 through October 2005 was based on a pricing formula that valued the stock as of February 9, 2005. However, we still do not understand why you used February 9, 2005 for purposes of determining the fair value of these shares for accounting purposes, when the actual stock purchase dates did not occur until substantially later. Please revise your financial statements to record these purchases at their fair value as of the purchase date with the difference between fair value and the purchase price being treated as an expense. Please tell us supplementally how you arrived at the revised fair values you use since your valuation as of February 9, 2005 of $5.87 would appear to be quite old as of the date these shares were purchased.

Note 9 – Segment Information, page F-18

5. We have reviewed your response to comment 6. Please provide us with a schedule that summarizes, for each operating segment the actual revenue and gross margin during the past five years and through the June 30, 2006 interim period. Please also include 2006 and 2007 budgeted amounts in the schedule.

6. If actual revenue growth for your operating segments have trended in a materially different manner or if gross margin percentages are materially different we believe that would be indicative of dissimilar economic characteristics. In

addition, if the operating segments operate in different regulatory environments, we would also expect separate presentation of the operating segments.

Exhibits
Exhibit 1.1, Form of Underwriting Agreement

7. We note your response to comment 8 of our letter dated October 4, 2006. Please provide the underwriters' response to this comment. In addition, the representation should be that termination will be based only on events which result in a material impairment of the investment quality of the securities offered, rather than a representation that the closing conditions are "not intended" to permit termination "solely" because of an inability to market the securities.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James J. Scheinkman (*via facsimile* 714/427-7799)
        Steven D. Pidgeon
        Mark R. Ziebell
        Snell & Wilmer L.L.P.
        600 Anton Boulevard, Suite 1400
        Costa Mesa, California 92626